Exhibit (n)


            Consent of Independent Registered Public Accounting Firm



The Members and Board of Managers
Torrey U.S. Strategy Partners, LLC:


We consent to the use of our report dated May 19, 2005, with respect to the statement of assets and liabilities of Torrey U.S. Strategy Partners, LLC, a Delaware limited liability company (the Fund), including the schedule of investments in investment funds, as of March 31, 2005, and the related statements of operations and cash flows for the year then ended, the statements of changes in members' equity - net assets for each of the years in the two year period then ended, and the financial highlights for the years ending March 31, 2005, 2004 and for the period from inception (September 1, 2002) through March 31, 2003, incorporated herein by reference.



                                                                 /s/ KPMG LLP




Salt Lake City, Utah
January 23, 2006





80350.0024 #636965